Fang Xue Direct: +86 10 6502 8687 Fax: +86 10 6502 8510 FXue@gibsondunn.com

March 4, 2016

Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jinpan International Limited

Schedule 13E-3

Filed February 8, 2016

File No. 005-53725

Dear Mr. Duchovny:

On behalf of Jinpan International Limited, a company organized under the laws of the British Virgin Islands (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 25, 2016 with respect to the Schedule 13E-3, File No. 005-53725 (the “Schedule 13E-3”) filed on February 8, 2016 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.

Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. The Amendment and the Revised Proxy Statement each incorporate the changes made in response to the Staff’s comments, as well as certain other updated information. In addition, a marked copy of the Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto, respectively, are being provided separately to the Staff via email.

We represent the special committee (the “Special Committee”) of the board of directors of the Company (the “Board”). To the extent any response relates to information concerning FNOF E&M Investment Limited, Silkwings Limited, Zhiyuan Li, Yuqing Jing, Forebright Smart Connection Technology Limited, Smart Anchor Holdings Limited, Forebright New Opportunities Fund, L.P., FNOF GP Limited, Forebright Capital Partners Inc., Take Success Limited, Greenfiled International Limited, Mr. Cheng Liu, and Mr. Kun Wan Ip, such response is included in this letter based on information provided to the Company by such other persons or their respective representatives.

Schedule 13E-3
Introduction

1.	Revise or delete the disclaimer in the last paragraph of this section that the filing of the Schedule 13E-3 shall not be construed as an admission that any filing person is an affiliate of the company within the meaning of Rule 13e-3. Given your determination to file the Schedule 13E-3, the filing persons may not disclaim their affiliate status with respect to the company.

We respectfully advise the Staff that in response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to the updated disclosure on page 2 of the Amendment.

Proxy Statement

Special Factors

Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors, page 25

2.	Revise the third paragraph on page 30 to explain why you believe that the company’s liquidation value is significantly less than its going concern value.

We respectfully advise the Staff that in response to the Staff’s comment, disclosure has been amended. Please refer to the updated disclosure on pages 31 and 32 of the Revised Proxy Statement.

3.	We note that the special committee and the board adopted Duff & Phelps’s analysis as their own. Please revise your disclosure address how any filing person relying on the Duff & Phelps opinion was able to reach the fairness determination as to unaffiliated stockholders given that the opinion addresses fairness with respect to holders of shares “other than Excluded Shares,” rather than all unaffiliated stockholders.

We respectfully advise the Staff that in response to the Staff’s comment, disclosure has been amended. Please refer to the updated disclosure on page 28 of the Revised Proxy Statement.

Position of the Buyer Group as the Fairness of the Merger, page 31

4.	Your inclusion of the members of the Buyer group as filing persons indicates your conclusion that these persons are affiliates of the company for purposes of Rule 13e-3.

Thus, please revise your disclosure (here and on page 41), currently stating that the members of the Buyer Group “may be deemed” affiliates of the company, to remove doubt from this conclusion.

We respectfully advise the Staff that in response to the Staff’s comment, disclosure has been amended. Please see pages 33 and 45 of the Revised Proxy Statement.

Certain Financial Projections, page 33

5.	We note in the Background section that on November 2, 2015 the company discussed financial projections it had provided to Duff & Phelps and that on November 19, 2015 it provided a revised Business Plan to Duff & Phelps. Please revise this section to identify which set of projections you have disclosed and to include the remaining set of projections. Also, please ensure that you disclose the complete projections, instead of a summary of them, as indicated on page 34, above the table.

We respectively advise the Staff that in response to the Staff’s comment, disclosure has been amended. Please see pages 36 and 37 of the Revised Proxy Statement.

6.	Please revise to describe the “numerous assumptions and estimates as to future events,” if material, made by your management that underlie your financial projections.

We respectfully advise the Staff that in response to the Staff’s comment, disclosure has been amended. Please see page 35 of the Revised Proxy Statement.

7.	We note that you have included non-GAAP financial measures in the projected financial information. Please revise to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

We respectfully advise the Staff that in response to the Staff’s comment, disclosure has been amended. Please see page 37 of the Revised Proxy Statement.

Opinion of the Special Committee’s Financial Advisor, page 34

8.	We note your disclosure on page 22 that Duff & Phelps provided a preliminary financial analysis to the special committee on December 20, 2015. Provide the disclosure required by Item 1015(b)(6) of Regulation M-A with respect to that presentation and file it as an exhibit to the Schedule 13E-3, as required by Item 1016(c) of Regulation M-A.

We respectfully advise the Staff that in response to the Staff’s comment, the preliminary financial analysis presented to the Special Committee is attached as Exhibit (c)(2) to the Schedule 13E-3 and the “Background of the Merger” has been amended to describe this preliminary financial analysis.

9.	Please revise to disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed. For example,

disclose (i) the enterprise values, LTM revenues, EBIT and EBITDA estimates and LTM and LTM revenues information for each comparable company that is the basis for the multiples disclosed on page 39 with respect to the Selected Publicly Traded Comparable companies, and (ii) the transaction data from each transaction that resulted in the multiples disclosed on page 40 with respect to the Selected Merger & Acquisition Transaction analysis.

We respectfully advise the Staff that in response to the Staff’s comment, the disclosure has been revised to include the requested financial metrics provided to the Special Committee for each comparable company that serves as a basis for the multiples disclosed on page 43 with respect to the Selected Publicly Traded Comparable Companies. However, LTM revenues, EBIT and EBITDA estimates, and LTM revenues information was not information provided to the Special Committee. Additionally, in response to the Staff’s comment, the description of the Selected Merger & Acquisition Transaction Analysis has been revised to include transaction data from each transaction that resulted in the multiples disclosed on page 44 with respect to the Selected Merger & Acquisition Transaction Analysis.

Fees and Expenses, page 43

10.	Please revise to provide a description of any material relationship with Duff & Phelps in the past two years, as required by Item 1015(b)(4) of Regulation M-A. Disclose the compensation paid to the firm in connection with its work in 2014.

We respectfully advise the Staff that in response to the Staff’s comment, disclosure has been amended. Please see page 45 of the Revised Proxy Statement.

Interests of Certain Persons in the Merger, page 49

11.	Please disclose the proceeds to be received by each of your officers and directors for their securities in the company.

We respectfully advise the Staff that in response to the Staff’s comment, disclosure has been amended. Please see page 54 of the Revised Proxy Statement.

Annex D

12.	Please disclose the information required by General Instruction C to Schedule 13E-3 with respect to FNOF GP.

We respectfully advise the Staff that in response to the Staff’s comment, disclosure has been amended. Please see the cover page and page 1 of the Amendment and page 2, page 3 of, and Annex D to the Revised Proxy Statement.

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, FNOF E&M Investment Limited, Silkwings Limited, Zhiyuan Li, Yuqing Jing, Forebright Smart Connection Technology Limited, Smart Anchor Holdings Limited, Forebright

New Opportunities Fund, L.P., FNOF GP Limited, Forebright Capital Partners Inc., Take Success Limited, Greenfiled International Limited, Mr. Cheng Liu, and Mr. Kun Wan Ip.

If you have any questions regarding the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact the undersigned by phone at +86 10 6502-8687 or by e-mail at FXue@gibsondunn.com.

Very truly yours,

Gibson, Dunn & Crutcher LLP

/s/ Fang Xue
Fang Xue, Esq.

Enclosures

cc:	Mark Du
(Jinpan International Limited)

Peter Huang, Esq
(Skadden, Arps, Slate, Meagher & Flom LLP)

Exhibit A

Acknowledgement

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 25, 2016 with respect to the Schedule 13E-3, File No. 005-53725 (the “Schedule 13E-3”), filed on February 8, 2016 by Jinpan International Limited and the other filing persons named therein, the undersigned hereby acknowledges that in connection with Amendment No. 1 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

JINPAN INTERNATIONAL LIMITED
By:	/s/ Li-Wen Zhang
Name: Dr. Li-Wen Zhang
Title: Director

FNOF E&M Investment Limited
By:	/s/ Kiril Ip
Name: Kiril Ip
Title: Director
Silkwings Limited
By:	/s/ Kiril Ip
Name: Kiril Ip
Title: Director

Zhiyuan Li
/s/ Zhiyuan Li
Yuqing Jing
/s/ Yuqing Jing

Forebright Smart Connection Technology Limited
By:	/s/ Kiril Ip
Name: Kiril Ip
Title: Director
Smart Anchor Holdings Limited
By:	/s/ Kiril Ip
Name: Kiril Ip
Title: Director
Forebright New Opportunities Fund, L.P. By FNOF GP Limited, its General Partner
By:	/s/ Kiril Ip
Name: Kiril Ip
Title: Director
FNOF GP Limited
By:	/s/ Kiril Ip
Name: Kiril Ip
Title: Director

Forebright Capital Partners Inc.
By:	/s/ Kiril Ip
Name: Kiril Ip
Title: Director
Take Success Limited
By:	/s/ Cheng Liu
Name: Cheng Liu
Title: Director
Greenfiled International Limited
By:	/s/ Kiril Ip
Name: Kiril Ip
Title: Director
Cheng Liu
/s/ Cheng Liu
Kun Wan Ip
/s/ Kiril Ip